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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                  SCHEDULE TO
                                 (RULE 14d-100)
                 TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
           OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                             ENDOSONICS CORPORATION
                       (NAME OF SUBJECT COMPANY (ISSUER))

                            JOMED ACQUISITION CORP.
                                   JOMED N.V.
                      (NAMES OF FILING PERSONS (OFFERORS))

                            ------------------------

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                            ------------------------

                                   29264K105
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                ANTTI RISTINMAA
                                   JOMED N.V.
                               DROTTNINGGATAN 94
                              S-252 21 HELSINGBORG
                                     SWEDEN
                           TELEPHONE: 46-42-490-6000
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
        RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                            ------------------------

                                    COPY TO:
                           BERTIL P-H LUNDQVIST, ESQ.
                             RANDALL H. DOUD, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                               FOUR TIMES SQUARE
                               NEW YORK, NY 10036
                            TELEPHONE: 212-735-3000
                            ------------------------

                           CALCULATION OF FILING FEE

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                  TRANSACTION VALUATION*                                          AMOUNT OF FILING FEE
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
                       $233,044,306                                                      $46,609
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

* For purposes of calculating amount of filing fee only. This amount assumes the purchase of (i) all outstanding shares of common stock of EndoSonics Corporation, including the related preferred share purchase rights, and (ii) shares of common stock of EndoSonics Corporation subject to options that will be vested and exercisable as of the closing of this offer. The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction value.

[ ] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

  Amount Previously Paid: N/A                   Form or Registration No.: N/A
  Filing party: N/A                                        Date Filed: N/A

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:

    [X] third-party tender offer subject to Rule 14d-1.

    [ ] issuer tender offer subject to Rule 13e-4.

    [ ] going-private transaction subject to Rule 13e-3.

    [ ] amendment to Schedule 13D under Rule 13d-2.

    Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
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

ITEM 1.  SUMMARY TERM SHEET.

     The information set forth in the section of the Offer to Purchase entitled "Summary Term Sheet" is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

     (a) The name of the subject company is EndoSonics Corporation, a Delaware corporation (the "Company"), and the address of its principal executive offices is 2870 Kilgore Road, Rancho Cordova, California 95670. Its telephone number is
(916) 638-8008.

     (b) This Statement relates to the offer by JOMED Acquisition Corp. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of JOMED N.V., a corporation organized under the laws of The Netherlands ("JOMED"), to purchase all outstanding shares of common stock of the Company, par value $.001 per share, and the related rights to purchase preferred stock (the "Shares"), at a purchase price of $11.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(l)(A) and (a)(1)(B) (which are herein collectively referred to as the "Offer"). The information set forth under "Introduction" in the Offer to Purchase is incorporated herein by reference.

     (c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in such principal market is set forth in "Price Range of Shares; Dividends" in the Offer to Purchase and is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF THE FILING PERSON.

     (a),(b),(c) The information set forth in "Certain Information Concerning JOMED and the Purchaser" and Schedule I in the Offer to Purchase is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

     (a)(1)(i)-(viii), (xii) The information set forth under "Introduction", "Background of the Offer; Past Contacts or Negotiations with the Company", "Purpose of the Offer; Plans for the Company", "The Merger Agreement", "Certain Information Concerning the Company", "Certain Effects of the Offer", "Certain United States Federal Income Tax Consequences" and "Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference.

     (a)(1)(ix) Not applicable

     (a)(1)(x) Not applicable

     (a)(1)(xi) Not applicable

     (a)(2) Not applicable

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     The information set forth in "Background of the Offer; Past Contacts or Negotiations with the Company", "The Merger Agreement", "Certain Information Concerning JOMED and the Purchaser" and "Purpose of the Offer; Plans for the Company" in the Offer to Purchase is incorporated herein by reference.

ITEM 6.  PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS.

     (a), (c)(1), (4-7) The information set forth in "Introduction," "The Merger Agreement," "Purpose of the Offer; Plans for the Company," "Certain Effects of the Offer," and "Dividends and Distributions" in the offer to Purchase is incorporated herein by reference.

     (c)(2) None.

     (c)(3) None.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(b) The information set forth in "Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference.

     (d) Not Applicable

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     The information set forth in "Introduction", "Certain Information Concerning the Company", "Certain Information Concerning JOMED and the Purchaser" and Schedule I in the Offer to Purchase is incorporated herein by reference.

ITEM 9.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     The information set forth in "Introduction" and "Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 10.  FINANCIAL STATEMENTS.

     The information set forth in "Certain Information Concerning JOMED and the Purchaser -- Financial Information", "Annex A -- Financial Statements of JOMED, N.V." and "Annex B -- Summary of Significant Differences between International Accounting Standards and U.S. Generally Accepted Accounting Principles" of the Offer to Purchase is incorporated herein by reference.

ITEM 11.  ADDITIONAL INFORMATION.

     The information set forth in "Introduction," "Certain Information Concerning JOMED and the Purchaser," "The Merger Agreement," "Certain Conditions of the Offer" and "Certain Legal Matters; Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

ITEM 12.  EXHIBITS.

    (a)(1)(A)  Offer to Purchase dated August 21, 2000.
    (a)(1)(B)  Letter of Transmittal.
    (a)(1)(C)  Notice of Guaranteed Delivery.
    (a)(1)(D)  Letter to Brokers, Dealers, Commercial Banks, Trust
               Companies and Other Nominees.
    (a)(1)(E)  Letter to Clients for use by Brokers, Dealers, Commercial
               Banks, Trust Companies and Other Nominees.
    (a)(1)(F)  Guidelines for Certification of Taxpayer Identification
               Number on Substitute Form W-9.
    (a)(5)(A)  Joint Press Release issued by JOMED and the Company on
               August 7, 2000, (incorporated herein by reference to the Schedule TO filed by JOMED and the Purchaser with the Securities and Exchange Commission ("Commission") on August
               7, 2000).
    (a)(5)(B)  Summary Advertisement as published in The Wall Street
               Journal on August 21, 2000.
    (a)(5)(C)  Consent of Independent Auditors, dated August 21, 2000
    (b)        Not applicable
    (d)(1) Agreement and Plan of Merger, dated as of August 5, 2000, among JOMED, the Purchaser and the Company (incorporated herein by reference to the Company's Current Report on Form
               8-K filed with the Commission on August 9, 2000).
    (d)(2)     Confidentiality Agreement, dated June 26, 2000, between
               JOMED and the Company (incorporated herein by reference to Exhibit (e)(2) to the Company's Schedule 14D-9 filed on
               August 21, 2000).
    (d)(3)     Distribution Agreement, dated December 15, 1998, between the
               Company and JOMED (incorporated herein by reference to the Company's Annual Report on Form 10-K (File No. 0-19880)
               Filed with the Commission on March 31, 1999).
    (d)(4) Master Distribution Agreement, dated December 13, 1999, between the Company and JOMED (incorporated herein by reference to the Company's Annual Report on Form 10-K (File
               No. 0-19880) Filed with the Commission on March 30, 2000).
    (g)        Not applicable.
    (h)        Not applicable.

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

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          JOMED Acquisition Corp.

                                          By:        /s/ TOR PETERS
                                            ------------------------------------
                                            Name: Tor Peters
                                            Title:   President

                                          JOMED N.V.

                                          By:        /s/ TOR PETERS
                                            ------------------------------------
                                            Name: Tor Peters
                                            Title:   President

Dated: August 21, 2000

                                 EXHIBIT INDEX

EXHIBIT NO.                          EXHIBIT NAME                          PAGE NUMBER
-----------                          ------------                          -----------
(a)(1)(A)    Offer to Purchase dated August 21, 2000.....................
(a)(1)(B)    Letter of Transmittal.......................................
(a)(1)(C)    Notice of Guaranteed Delivery...............................
(a)(1)(D)    Letter to Brokers, Dealers, Commercial Banks, Trust
             Companies and Other Nominees................................
(a)(1)(E)    Letter to Clients for use by Brokers, Dealers, Commercial
             Banks, Trust Companies and Other Nominees...................
(a)(1)(F)    Guidelines for Certification of Taxpayer....................
             Identification Number on Substitute Form W-9................
(a)(5)(A)    Joint Press Release issued by JOMED and the Company on
             August 7, 2000, (incorporated herein by reference to the
             Schedule TO filed by JOMED and the Purchaser with the
             Securities and Exchange Commission ("Commission") on August
             7, 2000)....................................................
(a)(5)(B)    Summary Advertisement as published in The Wall Street
             Journal on August 21, 2000..................................
(a)(5)(C)    Consent of Independent Auditors, dated August 21, 2000
(b)          Not applicable
(d)(1)       Agreement and Plan of Merger, dated as of August 5, 2000,
             among JOMED, the Purchaser and the Company (incorporated
             herein by reference to the Company's Current Report on Form
             8-K filed with the Commission on August 9, 2000)............
(d)(2)       Confidentiality Agreement, dated June 26, 2000, between
             JOMED and the Company (incorporated herein by reference to
             Exhibit (e)(2) to the Company's Schedule 14D-9 filed on
             August 21, 2000)............................................
(d)(3)       Distribution Agreement, dated December 15, 1998, between the
             Company and JOMED (incorporated herein by reference to the
             Company's Annual Report on Form 10-K (File No. 0-19880)
             Filed with the Commission on March 31, 1999)................
(d)(4)       Master Distribution Agreement, dated December 13, 1999,
             between the Company and JOMED (incorporated herein by
             reference to the Company's Annual Report on Form 10-K (File
             No. 0-19880) Filed with the Commission on March 30, 2000)...
(g)          Not applicable..............................................
(h)          Not applicable..............................................

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